19007857

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nova Capital Solutions, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 SE 15th Street # 305

(No. and Street)

Ft Lauderdale	Fl;orida	33316
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Krista Kersey 954-610-2522

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC

(Name – *if individual, state last, first, middle name*)

97 Froelich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Krista Kersey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nova Capital Solutions, LLC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Nova Capital Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nova Capital Solutions, LLC (the "Company") as of December 31, 2018 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Nova Capital Solutions, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession or Control Requirements under SEC Rule 15c3-3 as contained on pages 11 and 12, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession or Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 28, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Nova Capital Solutions, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Current Assets		
Cash and Cash Equivalants	$	14,368
Prepaid Expenses		3,159
Total current assets		17,527
Total assets	$	17,527

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		828
Total current liabilties		828
Total liabilities		828
Members' equity:		16,699
Total liabilities and members' equity	$	17,527

See accompanying notes to financial statements

Nova Capital Solutions, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues:	
Consulting fee income	$ -
Total revenues	-
Expenses:	
Professional fees	3,198
Office expenses	300
Rent and Telephone	2,065
Communication Expenses	2,504
Regulatory Expense	5,482
Fidelity Bond	988
Miscellaneous Costs	1,982
Total expenses	16,520
Net Loss	$ (16,520)

See accompanying notes to financial statements

Nova Capital Solutions, LLC
Statement of changes in Members' Equity
For the year ended December 31, 2018

Members" Equity, beginning of year January 1, 2018	$	11,683
Capital Contributions		21,536
Net Loss		(16,520)
Members" Equity, end of year, December 31, 2018	$	16,699

See accompanying notes to financial statements

Nova Capital Solutions, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net Loss	$	(16,520)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid Expenses		(1,074)
Increase (decrease) in:		
Accounts payable and accrued expenses		(1,757)
Net cash used in operating activities		(19,351)
Cash used in Financing Activities		
Capital Contributions		21,536
Net decrease In cash and cash equivalents		2,185
Cash, beginning of year		12,183
Cash, end of year	$	14,368
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes		-

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Nova Capital Solutions LLC.(the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a Florida Limited Liability Corporation. The Company has adopted December 31 as its year end.

Nova Capital Solutions, LLC has been formed to provide financial advisory and private placement services to early stage, growth stage and mature corporate entities. Nova Capital has designed structured programs for arranging financings and effecting M&A transactions. The Company expects that 70%-80% of its business will be related to arranging financings.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

The company has no property or equipment yet. The main office is in the CEO's residence. The accounting treatment for property and equipment will be stated at cost less accumulated depreciation. Depreciation and amortization will be provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation expense amounted to $0 for the year ended December 31, 2018.

New Accounting Pronouncements

In 2014, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financials statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Revenue Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a

Revenue Recognition (continued)

percentage of the total value of a transaction and are recognized upon successful completion. There were no revenues earned during this audit period. The company had no revenues during this audit period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Nova Capital was organized on October 9, 2014 as a limited liability company. The Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2018.

NOTE 3 – RELATED PARTY TRANSACTIONS

There were no related party transactions during the audit year.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $ 13,540 which was $8,540 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was.06 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances have not exceed federally insured limits of $ 250,000 during the fiscal year ended December 31, 2018.

NOTE 6 – FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2018, the Company's cash equivalent include only "Cash In Bank" which is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

The Company is located at 1600 SE 15th Street, Ft Lauderdale, Florida 33316. This is a private residence and there is no lease commitment. No minimum future lease payments are applicable for disclosure.

Note 8- NEW ACCOUNTNG PRONOUNCEMENTS

In 2018, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2019, the date the financial statements were available to be issued. There are no reportable subsequent events.

SUPPLEMENTARY INFORMATION

Nova Capital Solutions, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Net capital computation:	
Total Members Capital	$ 16,699
Deductions on non-allowable assets	
Non-allowable assets:	
Prepaid Expenses	3,159
Total non-allowable assets	3,159
Net capital	13,540
Required Minimum Net Capital	5,000
Excess Net Capital	$ 8,540
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 828
Ratio of aggregate indebtedness to net capital	.06 to 1
Reconciliation:	
Net capital, per unaudited December 31, 2018 FOCUS report, as filed	$ 16,699
Net audit adjustments	-
Net capital, per December 31, 2018 audited report, as filed	$ 16,699

See accompanying notes to financial statements

Nova Capital Solutions LLC .is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Nova Capital Solutions, LLC
1600 SE 15th Street, Suite 305
Fort Lauderdale, FL 33316

NOVA
CAPITAL SOLUTIONS

February 12, 2019

RGNC&S, Certified Public Accountants PLLC
97 Froehlich Farm Blvd.
New York, NY 11797

RE: Exemption Report
Nova Capital Solutions, LLC. Year-end 2018 Certified Audit

Nova Capital Solutions, LLC. Is operating under the k2-i exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Sincerely,

Krista Kersey
President & Managing Member

NOTE: Reviewed with client on February 28, 2019
No changes noted. [illegible]

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Nova Capital Solutions, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Nova Capital Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nova Capital Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Nova Capital Solutions, LLC stated that Nova Capital Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Nova Capital Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nova Capital Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 28, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM